UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CLOSING OF PRIVATE PLACEMENT

Reference is made to the Form 6-K furnished by Metalpha Technology Holding Limited (the “Company”) with the Securities and Exchange Commission on October 30, 2025, regarding the Company’s entry into certain subscription agreements (the “Subscription Agreements”) with each of Gortune International Investment Limited Partnership and Avenir Tech Limited (collectively, the “Purchasers”).

The Company completed the closing of the transaction contemplated by the Subscription Agreements. The Company issued and sold an aggregate of 3,908,700 ordinary shares (the “Shares”) to the Purchasers. The purchase price per Share was US$3.07, resulting in aggregate gross proceeds to the Company of approximately US$12 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: December 5, 2025

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